                             MAGMA COPPER COMPANY
                       7400 NORTH ORACLE ROAD, SUITE 200
                             TUCSON, ARIZONA 85704

                                                              December 22, 1995

Dear Stockholder:

  Enclosed is an Information Statement of Magma Copper Company (the "Company") provided to you under Section 14(f), of the Securities Exchange Act of 1934, as amended. Under Section 14(f), the Company is required to mail an Information Statement to its stockholders at least ten days prior to a change in a majority of the Board of Directors of the Company other than as a result of meeting of the stockholders of the Company. Such a change in the Company's Board of Directors is expected to occur pursuant to an Agreement and Plan of Merger dated November 30, 1995 (the "Merger Agreement") entered into by the Company and The Broken Hill Proprietary Company Limited, a Victoria, Australia corporation ("BHP"), and several direct or indirect subsidiaries of BHP, including BHP Sub Inc., a Delaware corporation ("Purchaser"). Pursuant to the Merger Agreement, Purchaser has commenced a tender offer for all of the outstanding common stock and preferred stock of the Company, and intends to purchase any stock not so acquired in a merger to follow consummation of the tender offer. If the tender offer is successfully consummated, Purchaser will have the right to designate a majority of the Board of Directors of the Company, on the terms more fully provided in the Merger Agreement.

  YOU ARE URGED TO READ THIS INFORMATION STATEMENT CAREFULLY. YOU ARE NOT, HOWEVER, REQUIRED TO TAKE ANY ACTION.

                                          Sincerely,

                                          /s/ J. Burgess Winter

                                          J. Burgess Winter
                                          President and Chief Executive
                                          Officer

--------------------------------------------------------------------------------
--------------------------------------------------------------------------------

                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

                               ----------------

                             INFORMATION STATEMENT

                          PURSUANT TO SECTION 14(F) OF
                      THE SECURITIES EXCHANGE ACT OF 1934
                           AND RULE 14F-1 THEREUNDER

                               ----------------

                              MAGMA COPPER COMPANY
             (EXACT NAME OF REGISTRANT AS SPECIFIED IN ITS CHARTER)

         DELAWARE                   0-15475                  86-0219794
     (STATE OR OTHER           (COMMISSION FILE)          (I.R.S. EMPLOYER
     JURISDICTION OF                                    IDENTIFICATION NO.)
     INCORPORATION OR
      ORGANIZATION)

                       7400 NORTH ORACLE ROAD, SUITE 200
                             TUCSON, ARIZONA 85704
          (ADDRESS OF PRINCIPAL EXECUTIVE OFFICES, INCLUDING ZIP CODE)

                                 (520) 575-5600
              (REGISTRANT'S TELEPHONE NUMBER, INCLUDING AREA CODE)


--------------------------------------------------------------------------------
--------------------------------------------------------------------------------

                             MAGMA COPPER COMPANY
                       7400 NORTH ORACLE ROAD, SUITE 200
                             TUCSON, ARIZONA 85704

                       INFORMATION STATEMENT PURSUANT TO
             SECTION 14(F) OF THE SECURITIES EXCHANGE ACT OF 1934
                           AND RULE 14F-1 THEREUNDER

  This Information Statement is being mailed on or about December 22, 1995 to, among others, the holders of shares of common stock, $.01 par value ("Common Stock" or "Shares"), of Magma Copper Company, a Delaware corporation (the "Company"), in conjunction with a previously furnished Solicitation/ Recommendation Statement on Schedule 14D-9 (the "Schedule 14D-9") of the Company. The Schedule 14D-9 relates to the offer (the "Offer") disclosed in a Tender Offer Statement on Schedule 14D-1 filed with the Securities and Exchange Commission on December 5, 1995 by The Broken Hill Proprietary Company Limited, a Victoria, Australia corporation ("BHP"), BHP Holdings (USA) Inc., a Delaware corporation and an indirect wholly owned subsidiary of BHP ("Sub"), and BHP Sub Inc., a Delaware corporation and a wholly owned subsidiary of Sub ("Purchaser"), by Purchaser to purchase (i) all outstanding Common Stock at a price of $28.00 per share, net to the seller in cash, (ii) all outstanding shares of 5-5/8% Cumulative Convertible Preferred Stock Series D, $.01 per share (the "Series D Preferred Stock"), at a price of $96.544 per share, net to the seller in cash, and (iii) all outstanding shares of 6% Cumulative Convertible Preferred Stock, Series E, par value $.01 per share (the "Series E Preferred Stock" and, together with the Series D Preferred Stock, the "Preferred Shares") at a price of $100.646 per share, net to the seller in cash, upon the terms and subject to the conditions set forth in the Offer to Purchase, dated December 5, 1995 (the "Offer to Purchase"), and the related Letter of Transmittal (which, together with the Offer to Purchase, constitute the "Offer").

  The Offer is being made pursuant to an Agreement and Plan of Merger dated as of November 30, 1995 (the "Merger Agreement"), among BHP, Sub, Purchaser and the Company under which Purchaser would merge with and into the Company following consummation of the Offer (the "Merger"), with the Company becoming an indirect wholly owned subsidiary of BHP. Pursuant to the Merger, each Preferred Share not acquired by Purchaser in the Offer will be exchanged for the same consideration payable under the Offer. The Merger will occur as soon as practicable following the consummation of the Offer.

  You are receiving this Information Statement in connection with the possible election of persons designated by Purchaser to a majority of the seats on the Board of Directors of the Company (the "Board"). The Company has agreed under the Merger Agreement, at the request of Purchaser, to take all action necessary to cause Purchaser's designees (the "BHP Designees") to be elected to the Board under the circumstances described therein. This Information Statement is required by Section 14(f) of the Securities Exchange Act of 1934, as amended (the "Exchange Act") and Rule 14f-1 thereunder. See "Board of Directors."

  You are urged to read this Information Statement carefully. You are not, however, requested to take any action pertaining to the election of directors described herein.

  In accordance with the Merger Agreement, Purchaser commenced the Offer on December 5, 1995. The Offer is scheduled to expire at midnight on Thursday, January 4, 1996, New York City time. Purchaser has informed the Company that promptly after the expiration of the Offer, if all conditions of the Offer have been satisfied or waived, it intends to purchase all Shares and Preferred Shares validly tendered pursuant to the Offer and not withdrawn.

  The information contained in this Information Statement concerning BHP, Sub, Purchaser, and the BHP Designees has been furnished to the Company by BHP, Sub, Purchaser, and the BHP Designees, and the Company assumes no responsibility for the accuracy or completeness of such information.

                               VOTING SECURITIES

SECURITIES OUTSTANDING

  As of December 15, 1995, there were 47,698,858 Shares of Common Stock issued and outstanding and entitled to vote. The Company has no voting securities outstanding, other than the Shares. Each stockholder of record of the Shares is entitled to one vote per Share held on all matters submitted to a vote of stockholders.

        SECURITY OWNERSHIP OF CERTAIN BENEFICIAL OWNERS AND MANAGEMENT

  The following table sets forth the ownership of Common Stock beneficially held by (a) each of the directors of the Company, (b) the Named Executive Officers (as defined below under "Executive Compensation"), (c) all directors and executive officers of the Company as a group, and (d) each holder of 5% or more of the Company's Common Stock. Unless otherwise noted, ownership is reflected as of December 1, 1995. Except as otherwise indicated, to the Company's knowledge, each beneficial owner listed has sole investment and voting power with respect to the shares of stock indicated except to the extent that authority is shared by spouses under applicable law. With respect to the security ownership of the BHP Designees, see below under "Board of Directors."

                                                   AMOUNT OF          PERCENT
                                                   BENEFICIAL           OF
BENEFICIAL OWNERS                                  OWNERSHIP         OWNERSHIP
-----------------                                  ----------        ---------
J. Burgess Winter.................................    603,033(1)       1.26
Donald J. Donahue.................................     44,714(2)         *
Christopher W. Brody..............................        -- (3)         *
Judd R. Cool......................................      5,000(4)         *
John W. Goth......................................     14,073(5)         *
John R. Kennedy...................................     34,682(6)         *
Pedro-Pablo Kuczynski.............................      1,000(7)         *
Thomas W. Rollins.................................     12,162(8)         *
Henry B. Sargent..................................     16,984(9)         *
Simon D. Strauss..................................      7,200(10)        *
H. Wilson Sundt...................................     15,688(11)        *
John L. Vogelstein................................        -- (3)(12)     *
John F. Champagne.................................    143,958(13)        *
Bradford A. Mills.................................    106,451(14)        *
Douglas J. Purdom.................................     83,581(15)        *
Harry C. Smith....................................    105,334(16)        *
All Directors and Executive Officers as a group
 (19 people)......................................  1,421,700(17)      2.98

Warburg, Pincus................................... 16,899,616(3)       35.8
 Capital Company, L. P.
 466 Lexington Avenue
 New York, NY 10017

John R. Simplot Self Declaration of Revocable
 Trust............................................  4,551,400(18)       9.8
 999 Main Street
 Boise, ID 83702

The Capital Group Companies, Inc. ................  2,608,590(19)       6.9
 333 South Hope Street
 Los Angeles, CA 90071

--------
   * Less than one percent
 (1) Mr. Winter is the President and Chief Executive Officer of the Company. Includes 421,668 shares issuable upon the exercise of options that are exercisable within 60 days. Does not include 240,170 shares issuable upon the exercise of options that are not exercisable within 60 days but that will be cashed out in the Merger.
 (2) Mr. Donahue is a director of the Company and Chairman of the Board of Directors of the Company. Includes 714 shares issuable upon the exercise of options that are exercisable within 60 days. Includes 1,000 Shares to be granted on January 2, 1996 pursuant to the 1992 Restricted Stock Plan for Non-Employee Directors. Does not include 536 options granted in lieu of annual retainer for director services during fiscal year 1995 that are not exercisable within 60 days but that will be cashed out in the Merger.

 (3) Information with respect to Warburg, Pincus Capital Company, L.P. ("Warburg, Pincus") is provided in reliance upon information included in an amendment to stockholder's Schedule 13D dated December 4, 1995. Warburg, Pincus owns 16,899,616 shares of Common Stock. The sole general partner of Warburg, Pincus is Warburg, Pincus & Co., a New York general partnership ("WP"). Lionel I. Pincus is the managing partner of WP and may be deemed to control it. E. M. Warburg, Pincus & Co., Inc. ("EMW"), through a wholly owned subsidiary, manages Warburg, Pincus. WP owns all of the outstanding stock of EMW and, as the sole general partner of Warburg, Pincus, has a 20% interest in the profits of Warburg, Pincus. EMW owns 0.9% of the limited partnership interests in Warburg, Pincus. Warburg, Pincus has entered into a Standstill Agreement dated November 30, 1988 with the Company (the "Standstill Agreement"), and a Tender Agreement, dated November 30, 1995 with BHP (the "Tender Agreement") each as more fully described under "Compensation Committee Interlocks and Insider Participation." Mr. Brody, a director of the Company, is a Managing Director of EMW and a general partner of WP. As such, Mr. Brody may be deemed to have an indirect pecuniary interest (within the meaning of Rule 16a-1 under the Securities Exchange Act of 1934) in an indeterminate portion of the shares beneficially owned by Warburg, Pincus.
 (4) Mr. Cool is a Director of the Company. Includes 1,000 Shares to be granted pursuant to the 1992 Restricted Stock Plan for Non-Employee Directors.
 (5) Mr. Goth is a Director of the Company. Includes 5,073 shares issuable upon the exercise of options that are exercisable within 60 days. Includes 1,000 Shares to be granted January 2, 1996 pursuant to the 1992 Restricted Stock Plan for Non-Employee Directors.
 (6) Mr. Kennedy is a Director of the Company. Includes 19,682 shares issuable upon the exercise of options that are exercisable within 60 days. Includes 1,000 Shares to be granted January 2, 1996 pursuant to the 1992 Restricted Stock Plan for Non-Employee Directors. Does not include 715 options granted in lieu of annual retainer for director services during fiscal year 1995 that are not exercisable within 60 days but that will be cashed out in the Merger.
 (7) Mr. Kuczynski is a Director of the Company. Includes 1,000 Shares to be granted January 2, 1996 pursuant to the 1992 Restricted Stock Plan for Non-Employee Directors.
 (8) Mr. Rollins is a Director of the Company. Includes 4,602 shares issuable upon the exercise of options that are exercisable within 60 days. Includes 1,000 Shares to be granted pursuant to the 1992 Restricted Stock Plan for Non-Employee Directors. Does not include 179 options granted in lieu of annual retainer for director services during fiscal year 1995 that are not exercisable within 60 days but that will be cashed out in the Merger.
 (9) Mr. Sargent is a Director of the Company. Includes 10,984 shares issuable upon the exercise of options that are exercisable within 60 days. Includes 1,000 Shares to be granted January 2, 1996 pursuant to the 1992 Restricted Stock Plan for Non-Employee Directors. Does not include 804 options granted in lieu of annual retainer for director services during fiscal year 1995 that are not exercisable within 60 days but that will be cashed out in the Merger.
(10) Mr. Strauss is a Director of the Company. Includes 200 shares owned by the spouse of Mr. Strauss. Includes 1,000 Shares to be granted January 2, 1996 pursuant to the 1992 Restricted Stock Plan for Non-Employee Directors.
(11) Mr. Sundt is a Director of the Company. Includes 10,488 shares issuable upon the exercise of options that are exercisable within 60 days. Includes 1,000 Shares to be granted January 2, 1996 pursuant to the 1992 Restricted Stock Plan for Non-Employee Directors. Does not include 402 options granted in lieu of annual retainer for director services during fiscal year 1995 that are not exercisable within 60 days but that will be cashed out in the Merger.
(12) Mr. Vogelstein, a director of the Company, is a Managing Director of EMW and a general partner of WP. As such, Mr. Vogelstein may be deemed to have an indirect pecuniary interest (within the meaning of Rule 16a-1 under the Securities Exchange Act of 1934) in an indeterminate portion of the shares beneficially owned by Warburg, Pincus.
(13) Mr. Champagne was a Vice-President of the Company until his resignation, effective October 16, 1995. Includes 98,567 shares issuable upon the exercise of options that are exercisable within 60 days.
(14) Mr. Mills is an Executive Vice-President of the Company. Includes 91,381 shares issuable upon the exercise of options that are exercisable within 60 days. Does not include 84,709 shares issuable upon the exercise of options that are not exercisable within 60 days but that will be cashed out in the Merger.
(15) Mr. Purdom is a Vice-President and the Chief Financial Officer of the Company. Includes 72,381 shares issuable upon the exercise of options that are exercisable within 60 days. Does not include 69,709 shares issuable upon the exercise of options that are not exercisable within 60 days but that will be cashed out in the Merger.

(16) Mr. Smith is a Vice-President of the Company. Includes 76,381 shares issuable upon the exercise of options that are exercisable within 60 days. Does not include 69,709 shares issuable upon the exercise of options that are not exercisable within 60 days but that will be cashed out in the Merger.
(17) Does not include the shares of Common Stock held by Warburg, Pincus which may be attributable to Messrs. Brody and Vogelstein as described in footnotes (3) and (12) set forth above.
(18) Information with respect to John R. Simplot Self Declaration of Revocable Trust is provided in reliance upon information included in an amendment to stockholder's Schedule 13D, dated November 22, 1995. Mr. Simplot purchased these shares as trustee on behalf of the John R. Simplot Self-Declaration of Revocable Trust dated December 21, 1989.
(19) Information with respect to The Capital Group Companies, Inc. ("Capital") is provided in reliance upon information included in a Schedule 13G filed by such stockholder dated February 8, 1995. Capital has stated in a letter to the Company dated February 10, 1995 that it is the parent company of six investment management companies and that the shares reported in such Schedule 13G are owned by accounts under the discretionary investment management of such investment management companies. Capital states that as of December 31, 1994, Capital Guardian Trust Company, a bank, and one of such operating companies, exercised investment discretion over 1,430,130 of said shares; and Capital Research and Management Company, and Capital International, Inc., registered investment advisers, and Capital International Limited, and Capital International S.A., other operating subsidiaries, had investment discretion with respect to 564,880; 10,340; 465,520; and 16,890 shares, respectively.

                              BOARD OF DIRECTORS

  The Board of Directors currently consists of twelve members of whom one third are elected each year to serve for terms of three years.

  The Merger Agreement provides that, promptly upon the purchase by Purchaser of such number of Shares and Preferred Shares as represents at least a majority of the outstanding Shares (on a fully diluted basis) and from time to time thereafter, Purchaser shall be entitled to designate such number of directors, rounded up to the next whole number, on the Board of Directors of the Company as will give Purchaser representation on the Board of Directors of the Company equal to the product of (a) the number of directors on the Board of Directors of the Company (after giving effect to the appointment of such directors) and (b) the percentage that such number of Shares so purchased bears to the number of Shares outstanding, and the Company will, upon request by Purchaser, promptly (i) increase the size of the Board of Directors of the Company to the extent permitted by its Restated Certificate of Incorporation and By-Laws (and amend the Restated Certificate of Incorporation and By-Laws, if so required, to increase the size of the Board of Directors to allow for such additional directors), or (ii) take all steps necessary and appropriate to secure the resignations of such number of directors as is necessary to enable BHP's Designees to be elected to the Board of Directors of the Company (and will hold a Board meeting for such purpose), provided however, that the Company is required to maintain no fewer than three (3) Continuing Directors (as such term is defined in the Restated Certificate of Incorporation) of whom at least two are Independent Directors (as such term is defined in the Standstill Agreement).

  BHP, Sub and Purchaser have informed the Company that they will choose the BHP Designees from the persons listed on Schedule I to this Information Statement. Schedule I also sets forth the present principal occupation or employment and five-year employment history and citizenship for each of the persons who may be designated as a director. BHP, Sub, Purchaser, and the BHP Designees have advised the Company that none of the BHP Designees beneficially owns any securities (or rights to acquire securities) of the Company or has been involved in any transactions with the Company or any of its directors, executive officers or affiliates that are required to be disclosed pursuant to the rules of the Securities and Exchange Commission, except as may be disclosed in the Offer to Purchase. BHP, Sub and Purchaser have informed the Company that each of the persons listed on Schedule I to this Information Statement has consented to act as a director, if so designated.

  It is expected that the BHP Designees may assume office at any time following consummation of the Offer, and that, upon assuming office, the BHP Designees will thereafter constitute at least a majority of the Board. This step will be accomplished at a meeting or by written consent of the Board providing that the size of the Board will be increased and/or sufficient numbers of current directors will resign to enable the BHP Designees to be elected to the Board of Directors. Of the current directors of the Company, it is expected that Messrs. Donahue, Winter, Goth, Kennedy and Sundt will continue as directors following the purchase of Shares pursuant to the Offer.

                             CONTINUING DIRECTORS

  The following is certain biographical information, as of November 30, 1995, with respect to the current members of the Board of Directors who may continue to serve on the Board of Directors after the appointment of the BHP Designees to constitute a majority of the Board.


  DONALD J. DONAHUE, age 70, has been Chairman of the Board of Directors of the Company since January 1987, and was interim Chief Executive Officer of the Company from April 1988 to August 1988. Mr. Donahue was Chairman of the Board and Chief Executive Officer of KMI Continental, Inc. ("KMI"), a natural resource conglomerate, from 1984 to 1985, and Vice Chairman and Chief Operating Officer of KMI's predecessor company from 1975 to 1984. Mr. Donahue is a director of Chase Brass Co., a producer of intermediate brass shapes, Pioneer Cos., a chlor-akali producer, Signet Star Holding Co., a casualty reinsurer, and several Counsellors Funds, whose investment manager is an affiliate of E. M. Warburg, Pincus & Co., Inc. From September 1990 until August 1993, Mr. Donahue served as Chairman of NAC Holding Corporation, a holding company for the North American Company For Life And Health Insurance (NACOLAH), headquartered in Chicago, Illinois.

  J. BURGESS WINTER, age 62, has been President, Chief Executive Officer, and a director of the Company since August 1988. From 1983 to 1988, Mr. Winter served as Senior Vice President of Operations of BP Minerals America (previously Kennecott Minerals Company), a mining company, and from 1976 to 1983 he was General Manager and Vice President of Inspiration Consolidated Copper Company's Arizona operations. Mr. Winter has also served as a director of Tucson Electric Power Company since 1992.

  JOHN W. GOTH, age 68, has been a director of the Company since March 1987, and has been an independent consultant since 1985. From 1982 to 1985, he was Senior Executive Vice President of AMAX, Inc., a natural resource and natural gas producer, and was responsible for supervising the metals business of AMAX, Inc. Mr. Goth is a director of U.S. Gold Corporation and of Royal Gold, Inc., each a gold mining company. Mr. Goth also serves as Director of Development of Mineral Information Institute, Inc., as Executive Director of the Denver Gold Group, and as director of the Colorado Mining Association Education Foundation.

  JOHN R. KENNEDY, age 65, has been a director of the Company since June 1989 and has been the President and Chief Executive Officer of Federal Paper Board Company, Inc., a paper products company, since 1975. Mr. Kennedy serves as a director of De Vlieg-Bullard, Inc., a tooling-products company, First Fidelity Bancorporation, and the American Forest and Paper Association.

  H. WILSON SUNDT, age 63, has been a director of the Company since March 1987, and has served as Chairman of the Board and Chief Executive Officer of Sundt Corp., a construction company, since July 1983. Mr. Sundt is also a director of Tucson Electric Power Company.

                     COMMITTEES OF THE BOARD OF DIRECTORS

  During fiscal year 1994, the Board of Directors met seven times. Each then incumbent Director attended at least 75% or more of the total number of meetings held during fiscal year 1994, including meetings of those committees of which each is, or was then, a member.

  The Audit Committee of the Board of Directors met seven times during fiscal year 1994. Its functions include, but are not necessarily limited to (i) review of the professional services of the Company's independent auditors,
(ii) review of the audit plan and results of the Company's annual audit, and
(iii) consideration of the qualifications of the Company's auditors and recommendation to the Board of Directors as to their selection. During 1994, the Audit Committee consisted of four voting members, Messrs. Goth, Kennedy, Rollins, and Sargent, and one non-voting, ex-officio member, Mr. Brody. As of May 1995, Mr. Rollins no longer serves on the Audit Committee.

  The Compensation Committee of the Board of Directors met five times during fiscal year 1994. Its functions are to recommend to the full Board of Directors the compensation of all officers of the Company and of the members of the Board of Directors. The Compensation Committee members, other than Mr. Donahue, administer all stock-related employee incentive compensation plans. The Compensation Committee also reviews the performance and funding of the Company's various pension plans. During 1994, the Compensation Committee consisted of Messrs. Cool, Donahue, Goth, Rollins, Strauss, Sundt, and Vogelstein. As of May 1995, Messrs. Goth and Strauss no longer serve on the Compensation Committee.

  The Executive Committee of the Board of Directors met two times during fiscal year 1994. Its authority extends to all matters proper for action by the Board of Directors other than matters related to the composition of the Board, changes in the By-Laws, and certain other corporate matters. During 1994, the Executive Committee consisted of Messrs. Cool, Donahue, Sargent, Strauss, Vogelstein, and Winter. As of May 1995, Mr. Sundt was appointed to the Executive Committee, and Messrs. Cool and Sargent no longer serve on the Executive Committee.

  The Nominating Committee of the Board of Directors met once during fiscal year 1994. The Nominating Committee is responsible for the size and composition of the Board of Directors as well as recommending nominees to serve on the Board of Directors. The Nominating Committee considers proposals for nominations from stockholders that are timely made in writing to the Secretary and contain sufficient background information concerning the nominee to enable proper evaluation of his or her qualifications as more fully provided in the Company's Restated Certificate of Incorporation and By-Laws. During 1994, the Nominating Committee consisted of Messrs. Brody, Donahue, Kennedy, Sundt, and Winter. As of May 1995, Mr. Sundt no longer serves on the Nominating Committee.

  The Price Risk Committee of the Board of Directors met one time during fiscal year 1994. The Price Risk Committee is responsible for reviewing, approving, and authorizing the execution of management strategy relative to the price protection programs for commodities produced by the Company. During 1994, the Price Risk Committee consisted of Messrs. Donahue, Winter, Vogelstein, Brody (as alternate for Mr. Vogelstein), and Strauss (ex-officio non-voting member). As of May 1995, Mr. Purdom was appointed an ex-officio non-voting member of the Price Risk Committee.

  The Finance Committee of the Board of Directors met three times in 1994. The Finance Committee is responsible for overseeing the financing activities of the Company. The Finance Committee consisted of Messrs. Winter, Donahue, Brody, and Vogelstein (as alternate for Mr. Brody) during fiscal year 1994. The Finance Committee consisted of the same members during 1995.

                                  MANAGEMENT

  The following table sets forth information as of December 15, 1995, as to the executive officers of the Company.

      NAME                 AGE                      OFFICE
      ----                 ---                      ------
Donald J. Donahue.........  71 Chairman of the Board
J. Burgess Winter.........  62 President, Chief Executive Officer, and Director
Bradford A. Mills.........  41 Executive Vice President
Andrew A. Brodkey.........  39 Vice President, Secretary, and General Counsel
K. Lee Browne.............  45 Vice President
Marshall H. Campbell......  56 Vice President, Human Resources
Francisco E. Durazo.......  43 Vice President and General Manager
Douglas J. Purdom.........  36 Vice President and Chief Financial Officer
Harry C. Smith............  47 Vice President

  All executive officers are elected by and serve at the discretion of the Board, subject to existing employment agreements. Mr. Winter is employed pursuant to an employment agreement described below under "Employment Contracts and Termination of Employment and Change in Control Arrangements-- Employment Agreement of the President and Chief Executive Officer."

  For biographical information regarding Messrs. Donahue and Winter, see their biographies under "Continuing Directors" above.

  Bradford A. Mills has served as the Company's Executive Vice President since October 1995. From August 1989, Mr. Mills served as Vice President, Planning and Business Development of the Company. From 1987 to July 1989, Mr. Mills was the Director of Corporate Development for Echo Bay Management Company, a mining company headquartered in Denver, Colorado. From 1985 to 1987, Mr. Mills was the United States Exploration Manager for Echo Bay Exploration, Inc., and from 1983 to 1985, Mr. Mills served as the Chief Mine Geologist with the Copper Range Company.

  Andrew A. Brodkey was elected Vice President in November 1992 and Secretary and General Counsel to the Company in August 1989. From 1987 until August 1989, Mr. Brodkey served as the Company's Senior Counsel and Assistant Secretary. From 1982 to 1987, Mr. Brodkey was associated with the Denver, Colorado law firm of Gorsuch, Kirgis, Campbell, Walker and Grover.

  K. Lee Browne was elected Vice President in November 1992 and has been President and General Manager of Magma Tintaya, S.A., the Company's operating subsidiary in Peru, since January 1995. He was General Manager of the Pinto Valley Mining Division from November 1991 to November 1994. From 1973 until 1991, Mr. Browne held various positions in operations at several Company locations, including General Mill Foreman, Mill Superintendent, Assistant Refinery Superintendent, Vice President and General Manager of MCR Products, and Manager of Rod Plant and Refinery, as well as positions in the Marketing and Sales Division of the Company.

  Marshall H. Campbell has been Vice President, Human Resources, of the Company since August 1989. Mr. Campbell was Manager of Employee Relations for the Company from 1985 to 1989. From 1973 to 1985, Mr. Campbell was Director of Industrial Relations for Pennzoil's Duval Corporation, a copper mining company, in Tucson, Arizona. From 1965 to 1972, he performed a variety of human resource assignments with Shell Oil Company.

  Francisco E. Durazo was elected Vice President of the Company in November 1992 and has been General Manager of the San Manuel Mining Division since July 1991. Since 1975, he has held various operations management positions at the Company's San Manuel Mining Division, including General Mine Foreman, Mine Superintendent and Manager of Sulfide Mining Operations.

  Douglas J. Purdom has been Vice President and Chief Financial Officer of the Company since January 1992. From 1989 through 1991, he served as the Company's Corporate Controller. Prior to joining the Company, Mr. Purdom was with the accounting and consulting firm of Arthur Andersen & Co.

  Harry C. Smith has been a Vice President of the Company since December 1991 and President of Magma Nevada Mining Company, a wholly owned subsidiary of the Company, since November 1991. Since 1973, Mr. Smith has been employed by the Company in various capacities at its San Manual Mining Division, including positions as General Mine Foreman, Mine Superintendent, Manager of Sulfide Mining, Operational Manager of Sulfide and Oxide Mining, and General Manager.

                            EXECUTIVE COMPENSATION

  The table below summarizes annual and long term compensation for services to the Company during years ended December 31, 1994, 1993, and 1992 to those persons who were at December 31, 1994 (the last completed fiscal year of the Company) (i) the Chief Executive Officer and (ii) the other four most highly-compensated executive officers of the Company as of the end of the last completed fiscal year of the Company. These persons are referred to in this Information Statement as the "Named Executive Officers."

                          SUMMARY COMPENSATION TABLE

                                    ANNUAL
                               COMPENSATION(1)        LONG TERM COMPENSATION
                               ---------------   --------------------------------
                                                 RESTRICTED SECURITIES
                                                   STOCK    UNDERLYING    LTIP       ALL OTHER
        NAME AND                                 AWARDS(2)  OPTIONS(3) PAYOUTS(4) COMPENSATION(5)
   PRINCIPAL POSITION    YEAR SALARY($) BONUS($)    ($)        (#)        ($)           ($)
   ------------------    ---- --------- -------- ---------- ---------- ---------- ---------------
Winter, JB.............. 1994 $462,516  $550,000  $631,842   162,400    $222,917      $17,907
 President and Chief     1993  412,500   350,000       --     24,200     185,973       19,078
 Executive Officer       1992  375,000   495,000       --     52,700     165,280       20,250

Champagne, JF........... 1994  237,000   184,680   287,209    78,380         --        10,620
 Vice President(6)       1993  216,000   127,000       --     10,900         --         9,990
                         1992  200,004   170,392       --     23,000         --        10,031

Mills, BA............... 1994  190,008   200,000   191,473    48,590         --        10,200
 Vice President          1993  170,004    88,000       --      8,000         --         6,750
                         1992  150,000   113,400       --      9,500         --         4,500

Smith, HC............... 1994  193,956   150,000   191,473    48,590         --        10,313
 Vice President          1993  175,008    83,000       --      8,000         --         8,665
                         1992  155,044   110,484       --      9,500         --         4,299

Purdom, DJ.............. 1994  190,216   150,000   191,473    48,590         --        10,200
 Vice President and      1993  170,004    88,000       --      8,000         --         9,472
 Chief Financial Officer 1992  130,008   100,104       --     10,500         --         7,800

--------
(1) Salary and Bonus include cash compensation earned and received by the Named Executive Officers in the year indicated and amounts deferred under the Employee Savings Plan of Magma Copper Company and Participating Subsidiary Companies (the "Employee Savings Plan") and/or the Special Executive Deferred Compensation Plan (the "Deferred Compensation Plan"). Effective November 1, 1995, the salaries of the following Named Executive Officers were increased as follows: (Winter -- $600,000, Mills -- $350,000, Smith -- $270,000, and Purdom -- $275,000).
(2) The Named Executives were issued restricted stock grants on November 16, 1994. Grants of 36,365 shares to Mr. Winter and 11,020 shares to each of Messrs. Mills, Smith, and Purdom were made under the Magma Copper Company 1989 Stock Option and Stock Award Plan (the "1989 Plan"), and a grant of 16,530 shares was made to Mr. Champagne under the Magma Copper Company
    1987 Stock Option and Stock Award Plan (the "1987 Plan"). The restricted stock awards vest as follows: 20% of the original award on December 31, 1995, 20% of the original award on December 31, 1996, and 60% of the original award on December 31, 1997. The value of these awards is based on the closing price of the Company's Common Stock on November 16, 1994 on the New York Stock Exchange--Composite Transactions. At December 31, 1994, aggregate restricted shareholding in shares (and dollars) were 36,365 ($600,023) for Mr. Winter, 16,530 ($272,745) for Mr. Champagne, and 11,020
    ($181,830) for each of Messrs. Mills, Smith, and Purdom. Dividends are not currently paid on restricted stock. The 1987 Plan Committee and the 1989 Plan Committee has each accelerated the vesting of all restricted stock in connection with the consummation of the transactions contemplated by the Merger Agreement.
(3) Options were awarded pursuant to the Magma Copper Company 1993 Stock
    Option and Stock Award Plan (the "1993 Plan") during 1993 and 1994, and from the 1989 Plan in 1992. On the effective date of the Merger, each option to purchase Shares of the Company will be canceled by virtue of the Merger. In consideration of such cancellation, each option holder will receive a cash payment equal to the excess of $28.00 over the exercise price per Share of such option.
(4) Mr. Winter received a long-term incentive bonus pursuant to the CEO Employment Agreement (as discussed below under "Employment Contracts and Termination of Employment and Change in Control

    Arrangements--Employment Agreement of the President and Chief Executive Officer"). No other Named Executive Officer was eligible for or received a long-term incentive bonus.
(5) Amounts for 1994 include a Company matching contribution in the Employee Savings Plan for Messrs. Winter, Champagne, Mills, Smith, and Purdom of $4,500, $3,510, $4,500, $4,500, and $4,500 respectively. Amounts also include a Company matching contribution in the Deferred Compensation Plan for Messrs. Winter, Champagne, Mills, Smith, and Purdom of $13,407, $7,110, $5,700, $5,813, and $5,700 respectively.
(6) Mr. Champagne resigned as an officer of the Company effective October 16, 1995. Options and restricted stock held by Mr. Champagne were vested and made exercisable in connection with his separation from the Company.

                                 OPTION GRANTS

  The table shown below contains information on grants of stock options during 1994, the last completed fiscal year of the Company, to the Named Executive Officers. No stock appreciation rights were granted during 1994. On the effective date of the Merger, each option to purchase Shares of the Company will be canceled by virtue of the Merger. In consideration of such cancellation, each option holder will receive a cash payment equal to the excess of $28.00 over the exercise price per Share of such option.

                       OPTION GRANTS IN FISCAL YEAR 1994

                                            INDIVIDUAL GRANTS
                         -------------------------------------------------------
                                                                                 POTENTIAL REALIZABLE VALUE AT
                         SECURITIES                           STOCK                 ASSUMED ANNUAL RATES OF
                         UNDERLYING   % OF TOTAL             PRICE ON             STOCK PRICE APPRECIATION FOR
                          OPTIONS   OPTIONS GRANTED EXERCISE DATE OF                     OPTION TERM(3)
                         GRANTED(1)  TO EMPLOYEES   PRICE(2)  GRANT   EXPIRATION ------------------------------
   NAME                     (#)         IN 1994      ($/SH)   ($/SH)     DATE       0%        5%        10%
   ----                  ---------- --------------- -------- -------- ---------- -------- ---------- ----------
Winter, JB..............   45,000         4.88       $12.28  $16.375   05/19/04  $184,275 $  647,692 $1,358,664
                          117,400        12.74       $13.03  $17.375   11/16/04  $510,103 $1,792,938 $3,761,059
                          -------        -----                                   -------- ---------- ----------
                          162,400        17.61                                   $694,378 $2,440,630 $5,119,723
Champagne, JF...........   25,000         2.71       $12.28  $16.375   05/19/04  $102,375 $  359,829 $  754,813
                           53,380         5.79       $13.03  $17.375   11/16/04  $231,936 $  815,222 $1,710,096
                          -------        -----                                   -------- ---------- ----------
                           78,380         8.50                                   $334,311 $1,175,050 $2,464,910
Mills, BA...............   13,000         1.41       $12.28  $16.375   05/19/04  $ 53,235 $  187,111 $  392,503
                           35,590         3.86       $13.03  $17.375   11/16/04  $154,639 $  543,532 $1,140,171
                          -------        -----                                   -------- ---------- ----------
                           48,590         5.27                                   $207,874 $  730,643 $1,532,674
Smith, HC...............   13,000         1.41       $12.28  $16.375   05/19/04  $ 53,235 $  187,111 $  392,503
                           35,590         3.86       $13.03  $17.375   11/16/04  $154,639 $  543,532 $1,140,171
                          -------        -----                                   -------- ---------- ----------
                           48,590         5.27                                   $207,874 $  730,643 $1,532,674
Purdom, DJ..............   13,000         1.41       $12.28  $16.375   05/19/04  $ 53,235 $  187,111 $  392,503
                           35,590         3.86       $13.03  $17.375   11/16/04  $154,639 $  543,532 $1,140,171
                          -------        -----                                   -------- ---------- ----------
                           48,590         5.27                                   $207,874 $  730,643 $1,532,674

--------
(1) Options granted at an exercise price of $12.28 were granted on May 19, 1994, and options granted at an exercise price of $13.03 were granted on November 16, 1994. All options were granted under the 1993 Plan. The options granted on May 19, 1994 become exercisable as follows: 33% on May 19, 1995, 33% on May 19, 1996, and 34% on May 19, 1997. The options granted on November 16, 1994 become exercisable as follows: (i) 34% on November 16, 1995, (ii) 33% on November 16, 1996, and (iii) 33% on November 16, 1997. To the extent not already exercisable, the options may become immediately exercisable at the discretion of the 1993 Plan Committee upon (i) the dissolution or liquidation of the Company or a merger or consolidation in which the Company is not the surviving entity,
    (ii) the sale of all or substantially all of the assets of the Company, or
    (iii) the occurrence of a change in control of the Company (as discussed under "Other Change in Control Arrangements" below).
(2) The exercise price was set at 75% of closing price on the respective grant dates (May 19, 1994 and November 16, 1994).
(3) Reflects the value of the stock options on the date of grant assuming (i) for the 0% column, no appreciation in the Company's stock price from the date of grant over the term of the option, (ii) for the 5% column, a five percent annual rate of appreciation in the Company's stock price compounded annually over the term of the option, and (iii) for the 10% column, a ten percent annual rate of appreciation in the Company's stock price compounded annually over the term of the option, in each case without any discounting to present value. Accordingly, the amounts reflected in this table may not necessarily be indicative of the actual results obtained.

      AGGREGATED OPTION EXERCISES IN 1994 AND 1994 YEAR-END OPTION VALUES

  Shown below is information with respect to all exercised and unexercised options to purchase the Company's Common Stock granted to the Named Executive Officers through the end of fiscal year 1994 (the last completed fiscal year of the Company). All options were granted under the 1989 Plan or the 1993 Plan. No stock appreciation rights have been granted under the 1989 Plan or the 1993 Plan.

                                   NUMBER OF SECURITIES
                                  UNDERLYING UNEXERCISED   VALUE OF UNEXERCISED IN-
             SHARES                  OPTIONS AT FISCAL       THE-MONEY OPTIONS AT
            ACQUIRED                     YEAR-END             FISCAL YEAR-END(2)
               ON       VALUE               (#)                       ($)
            EXERCISE REALIZED(1) ------------------------- -------------------------
  NAME        (#)        ($)     EXERCISABLE/UNEXERCISABLE EXERCISABLE/UNEXERCISABLE
  ----      -------- ----------- ------------------------- -------------------------
Winter,
 JB.......        0            0      316,075/220,763        $3,458,167/1,120,336
Champagne,
 JF.......   46,526  $510,965.30       25,090/110,664        $  259,617/  596,207
Mills,
 BA.......        0            0       54,085/ 72,085        $  526,287/  408,625
Smith,
 HC.......    5,000  $ 65,000.00       49,085/ 72,005        $  583,787/  408,625
Purdom,
 DJ.......        0            0       39,755/ 67,335        $  416,439/  353,663

--------
(1) Based upon the market value when exercised minus the exercise price.
(2) Based upon the closing price ($16.50) of the Company's Common Stock on December 31, 1994, as reported on the New York Stock Exchange--Composite Transactions. Options are in-the-money if the fair market value of the underlying securities exceeds the exercise price of the options.

                           LONG-TERM INCENTIVE PLAN

  Shown below is information with respect to long-term incentive awards for the Named Executive Officers through the end of fiscal 1994 (the last completed fiscal year of the Company).

                 LONG-TERM INCENTIVE PLANS--AWARDS IN 1994(1)

                                                     ESTIMATED FUTURE PAYOUTS
                       NUMBER OF                       UNDER NON-STOCK PRICE
                        SHARES,      PERFORMANCE          BASED PLANS(2)
                        UNITS OR   OR OTHER PERIOD  ---------------------------
                      OTHER RIGHTS UNTIL MATURATION THRESHOLD  TARGET  MAXIMUM
  NAME                    (#)         OR PAYOUT        ($)      ($)      ($)
  ----                ------------ ---------------- --------- -------- --------
Winter, JB(2)........    88,720        3 years       $69,624  $464,162 $928,323
Champagne, JF........    40,630        3 years       $31,650  $211,002 $422,004
Mills, BA............    27,428        3 years       $21,144  $140,960 $281,919
Smith, HC............    27,822        3 years       $21,562  $143,748 $287,496
Purdom, DJ...........    27,428        3 years       $21,144  $140,960 $281,919

--------
(1) The Company had no long-term incentive plan in 1992 or prior years. The Long-Term Incentive Plan (the "Long-Term Plan") was initiated in 1993 in order to make a part of the compensation for certain key executives dependent on the achievement of long-term performance targets designed to increase shareholder value. The Long-Term Plan consists of three year cycles. The first cycle began January 1, 1993 and ends on December 31, 1995. The second cycle begins January 1, 1996 and ends on December 31, 1998. Fourteen key executives participated in the Long-Term Plan at the end of the last completed fiscal year of the Company. Executives are awarded target performance shares based upon a percentage of salary (ranging from 40%-70% annually) divided by the average share price of the Company's Common Stock in the year preceding the first year of the cycle. Performance share awards can range from zero to two times the target award. The performance shares are earned annually and are adjusted annually based upon the achievement of pre-set performance targets. These performance targets include cash cost per pound, pounds produced, and cash flow return on investment measures. Awards vest at the end of the three year cycle and are paid in cash or shares of Common Stock (based upon the average share price in the final cycle year). Targets and participants for the second three-year cycle will be determined in 1996.
(2) Mr. Winter is also eligible to receive a non-stock price based long-term bonus pursuant to the CEO Employment Agreement (as discussed below under "Employment Contracts and Termination of Employment and Change in Control Arrangements--Employment Agreement of the President and Chief Executive Officer"). Amounts awarded under the CEO Employment Agreement will offset any bonus awarded under the Long-Term Plan. Mr. Winter's long-term bonus pursuant to the CEO Employment Agreement is measured over a three-year period with a new cycle commencing each year. The amount of the bonus is determined by the Board of Directors based upon attainment of earnings per share goals, improvement in the market price of the Company's Common
    Stock, and such other performance-related factors as the Board of Directors shall consider. In 1994, the Board of Directors made its determination of Mr. Winter's bonus in part based upon a subjective evaluation by the Compensation Committee of Mr. Winter's contribution toward earnings per share goals, and otherwise based upon the factors utilized under the Long-Term Plan described below under "Annual Incentives--Incentive Compensation Plan." Each budgeted target objective under the Long-Term Plan was exceeded for 1994.

          COMPENSATION COMMITTEE INTERLOCKS AND INSIDER PARTICIPATION

  During fiscal year 1994 the members of the Company's Compensation Committee were Messrs. Sundt, Donahue, Cool, Goth, Rollins, Strauss, and Vogelstein. As of May 1995, Messrs. Goth and Strauss no longer serve on the Compensation Committee. Except for Mr. Donahue, who is the Chairman of the Board of the Company, none of the members of the Compensation Committee is or has been an officer or employee of the Company or any of its subsidiaries.

  Pursuant to a Standstill Agreement dated November 30, 1988 with the Company (the "Standstill Agreement"), Warburg, Pincus designated, and the Board nominated, Messrs. Strauss, Vogelstein, and Brody for election to the Company's Board of Directors, each of whom has been elected to the Board of Directors. Further, Mr. Vogelstein currently serves on the Company's Compensation Committee.

  As part of a recapitalization (the "1988 Recapitalization") of the Company, on November 30, 1988, Warburg, Pincus acquired an equity investment in the Company of 930,000 shares of Series B Cumulative Convertible Exchangeable Preferred Stock ("Series B Preferred Stock") and warrants to purchase 1,000,000 shares of Class B Common Stock at an exercise price of $8.50 per share (the "Warburg Warrants") for $93 million. Warburg, Pincus immediately resold 100,000 shares of the Series B Preferred Stock and 107,527 warrants to other institutional investors. (The Company also issued 4,100,000 public warrants in December 1986 (the "Public Warrants")).

  In December 1992, the Company offered to exchange 15.446825 shares of its Common Stock for each share of the Series B Preferred Stock outstanding. Warburg, Pincus' Series B Preferred Stock was converted to 12,820,865 shares of Common Stock as a result of its acceptance of that offer.

  Prior to October 1992, the Company's Common Stock was divided into two classes: Class B Common Stock and Class A Common Stock. The Class B Common Stock carried 4 votes per share and was subject to a transfer restriction under which shares transferred to a holder of more than 10% of the Company's voting stock were automatically converted to one-vote Class A Common Stock. The Class A Common Stock carried a veto power over further issuances of Class B Common Stock, including issuances necessary to satisfy existing legal obligations relating to the Series B Preferred Stock and outstanding warrants and options, and in certain circumstances the Class A Common Stock possessed special voting rights in elections of directors.

  On December 21, 1991, through several open market purchases, Warburg, Pincus acquired 4,176,600 shares of the Company's Class B Common Stock for approximately $21 million in cash. As Warburg, Pincus controlled over 10% of the total voting power of the Company's capital stock at the time of these acquisitions, these shares were immediately converted to shares of Class A Common Stock.

  In October 1992, the Company's stockholders amended the Company's Certificate of Incorporation in order to eliminate the dual class Common Stock and to streamline and simplify the Company's balance sheet. In connection with this amendment, all outstanding shares of Class B Common Stock and Class A Common Stock were converted into shares of a new, single class of Common Stock. The new class of Common Stock possesses one vote on all matters properly coming before the stockholders, including elections of the Board of Directors, is not subject to any transfer restrictions, and possesses no veto power over the issuance of any class of stock.

  In November 1995, Warburg, Pincus exercised the Warburg Warrants it then owned and purchased 830,000 shares of Common Stock. As of December 1, 1995, Warburg, Pincus owned 16,899,616 shares of Common Stock, representing approximately 35.8% of the Company's Common Stock outstanding. In connection with its initial investment in the Company, and subject to limitations described below, Warburg, Pincus and its affiliates were granted the right, until August 31, 1998, for as long as they own at least 1,500,000 shares of the Company's Common Stock, to subscribe for their respective pro rata portion of any additional shares of Common Stock (or securities convertible, exchangeable, or exercisable into Common Stock) issued by the Company for cash. Warburg, Pincus and its affiliates waived these rights in respect of the outstanding Public Warrants and Preferred Shares. The Public Warrants expired on November 30, 1995.

  Under the Standstill Agreement, which expires in 1998, the Company granted Warburg, Pincus the right to nominate up to three directors, the exact number to be determined from time to time, based upon Warburg, Pincus and certain of its affiliates' percentage ownership of the Company's equity securities. The number of directors nominated by Warburg, Pincus are to be divided as evenly as possible among the Company's three director classes. Warburg, Pincus has also agreed to vote its Company stock, and to cause certain of its affiliates to vote their Company stock, in favor of the election of two management directors and at least six independent directors. The Standstill Agreement also provides that Warburg, Pincus and certain of its affiliates may not acquire more than 45% of the voting power of the Company's fully-diluted common equity (based on a calculation defined in the Standstill Agreement) without the approval of a majority (but not less than two) of the Company's independent directors, and that Warburg, Pincus and certain affiliates may not transfer any of the Company's voting securities except (i) in connection with certain extraordinary transactions including a sale of the Company endorsed by a majority (but not less than two) of its independent directors and subject to certain other restrictions, (ii) by means of a distribution to its partners in compliance with or pursuant to an exemption from the registration requirements of the Securities Act of 1933, as amended (the "Act"), (iii) in compliance with Rule 144 of the Securities Exchange Act of 1934, as amended (the "Exchange Act"), or (iv) through a public offering designed to achieve a widespread distribution.

  As a condition to entering into the Merger Agreement, BHP required, and Warburg, Pincus subject to the approval of the Company's Board of Directors under the Standstill Agreement, agreed to enter into a Tender Agreement dated November 30, 1995, (the "Tender Agreement"). Pursuant to the terms of the Standstill Agreement, the Tender Agreement must be approved by a majority of the Independent Directors (as defined in the Standstill Agreement). Such approval was granted on November 30, 1995.

  Pursuant to the Tender Agreement, Warburg, Pincus has agreed that it will validly tender pursuant to the Offer, and not withdraw, all of its Shares. Warburg, Pincus has further agreed pursuant to the Tender Agreement that, during the time the Tender Agreement is in effect, at any meeting of the stockholders of the Company, Warburg, Pincus shall (a) vote the Shares in favor of the Merger, (b) vote the Shares against any action or agreement that would result in a breach in any material respect of any covenant, representation or warranty or any other obligation or agreement of the Company under the Merger Agreement; and (c) vote the Shares against any action or agreement (other than the Merger Agreement or the transactions contemplated thereby) that would impede, interfere with, delay, postpone or attempt to discourage the Merger or the Offer, including, but not limited to: (i) any extraordinary corporate transaction, such as a merger, consolidation or other business combination involving the Company and its subsidiaries; (ii) a sale or transfer of a material amount of assets of the Company and its subsidiaries; or (iii) any change in the Company's management or in the Board of Directors of the Company, except as otherwise agreed to in writing by BHP.

  The Tender Agreement will terminate upon the first to occur of (a) the effective time of the Merger, (b) the termination of the Merger Agreement in accordance with its terms, (c) the Board of Directors of the Company having withdrawn its approval or recommendation of the Offer or the Merger, (d) the Board of Directors of the Company having modified its approval of the Offer or the Merger in a manner adverse to BHP, and (e) written notice of termination of the Tender Agreement by BHP to Warburg, Pincus.

  In 1990, the Company entered into an agreement with Warburg, Pincus Counsellors, Inc., an affiliate of Warburg, Pincus, to manage approximately 10% of the fixed assets in the Company's pension fund. For these services, Warburg, Pincus Counsellors, Inc. received a fee of approximately $162,179 for fiscal year 1994. The Board of Directors has determined that the fee for such services is competitive with comparable managers.

  In 1992, the Company entered into an agreement with Warburg, Pincus Counsellors, Inc., to manage an investment portfolio consisting of approximately 25% of the Company's cash and short-term investments. For these services Warburg, Pincus Counsellors, Inc. received a fee of approximately $160,000 for fiscal year 1994. The Board of Directors has determined that the fee for such services is competitive with comparable managers.

                  SHAREHOLDER RETURN PERFORMANCE PRESENTATION

  Set forth below is a line graph comparing the return of the Company's Common Stock against the cumulative return of the S & P Metals Index and the S & P 500 for the period of five fiscal years commencing in January 1990 and ending December 1994. The comparison assumes $100 was invested on December 31, 1989 in the Company's Common Stock and in each of the foregoing indices, and assumes reinvestment of dividends. Each of the lines reflects the dollar value of the respective indice during such five-year time period.

                               PERFORMANCE GRAPH

             COMPARISON OF FIVE-YEAR CUMULATIVE TOTAL STOCK RETURN
                               1990 THROUGH 1994


                             [GRAPH APPEARS HERE]

                                              1989  1990 1991  1992  1993  1994
                                              ----- ---- ----- ----- ----- -----
Magma Copper Company......................... 100.0 90.2 114.6 261.0 258.5 322.0
S & P 500.................................... 100.0 96.9 126.3 135.9 149.5 151.6
S & P Metals Index(1)........................ 100.0 94.9 107.1 114.9 128.0 149.4

--------
(1) Includes: Asarco Inc., Cyprus Amax Minerals Co., Inco Ltd., and Phelps Dodge Corp.

                               RETIREMENT PLANS

  On November 16, 1994, the Company amended its Magma Copper Company Special Executive Supplemental Benefit Plan (the "Supplemental Plan") to become the basic retirement plan for selected executives, including the Named Executive Officers. The following table shows the estimated annual retirement benefits payable on a straight life annuity basis to participating employees, based on average earnings and years of service at retirement.

                            SUPPLEMENTAL PLAN TABLE

           HIGHEST
          FIVE YEAR
           AVERAGE
        COMPENSATION
       DURING THE LAST          YEARS OF SERVICE AT RETIREMENT
         10 YEARS OF     --------------------------------------------
         EMPLOYMENT         15       20       25       30       35
       ---------------   -------- -------- -------- -------- --------
         $   50,000      $ 11,181 $ 14,908 $ 18,635 $ 22,362 $ 26,089
             75,000        17,744   23,658   29,573   35,487   41,402
            100,000        30,000   40,000   50,000   60,000   70,000
            125,000        37,500   50,000   62,500   75,000   87,500
            150,000        45,000   60,000   75,000   90,000  105,000
            175,000        52,000   70,000   87,500  105,000  122,500
            200,000        60,000   80,000  100,000  120,000  140,000
            225,000        67,500   90,000  112,500  135,000  157,500
            250,000        75,000  100,000  125,000  150,000  175,000
            275,000        82,500  110,000  137,500  165,000  192,500
            300,000        90,000  120,000  150,000  180,000  210,000
            400,000       120,000  160,000  200,000  240,000  280,000
            450,000       135,000  180,000  225,000  270,000  315,000
            500,000       150,000  200,000  250,000  300,000  350,000
            600,000       180,000  240,000  300,000  360,000  420,000
            700,000       210,000  280,000  350,000  420,000  490,000
            800,000       240,000  320,000  400,000  480,000  560,000
            900,000       270,000  360,000  450,000  540,000  630,000
          1,000,000       300,000  400,000  500,000  600,000  700,000

  Compensation considered for purposes of determining retirement benefits under the Supplemental Plan includes salary and bonus compensation disclosed as annual compensation in the Summary Compensation Table, but not restricted stock, stock options or SARs, long-term incentive plan payout compensation, or amounts listed in such table as "All Other Compensation." Participants who retire under the Supplemental Plan also receive the levels of medical coverage provided under the Company's regular salaried active employee medical plan.

  As of December 31, 1994, the estimated years of credited service pursuant to the Supplemental Plan were 6 for J.B. Winter, 6 for J. F. Champagne, 20 for H.
C. Smith, 5 for B. A. Mills, and 5 for D.J. Purdom.

  Amounts payable under the Supplemental Plan are reduced by amounts receivable under the Company's regular retirement benefit plan, the Retirement Plan for Salaried Employees of Magma Copper Company, under the Magma Copper Company Excess Benefit Plan, under the Magma Copper Company Supplemental Benefit Plan, and under the CEO Retirement Plan described below under "Employment Contracts and Termination of Employment and Change in Control Arrangements--Employment Agreement of the President and Chief Executive Officer."

  Each participant in the Supplemental Plan is entitled to receive on his or her normal retirement date (age 65) an annual benefit in an amount equal to the product of the participant's years of credited service multiplied by 2% of the participant's Final Average Compensation. "Final Average Compensation" is defined as the highest five years average salary during the last ten years of employment. Participants become vested in the benefits under the Supplemental Plan after attaining age 45 and after being credited with ten or more years of service. The Supplemental Plan allows participants who retire between the ages of 55 and 62, inclusive, to receive an actuarially reduced benefit. No reduction in benefits under the Supplemental Plan is made for social security benefits.

  On November 30, 1995, the Company adopted the First Amendment to the Magma Copper Company Special Executive Supplemental Benefit Plan, which is subject to participant consent, to delete a feature providing for automatic pay-out of benefits after a change in control.

                           COMPENSATION OF DIRECTORS

  During fiscal year 1994, the directors, other than Mr. Donahue and Mr. Winter, received an annual retainer of $16,000 if the director was not the chairman of a committee or $18,000 if the director was the chairman of a committee. Other than Mr. Winter, all directors receive an additional fee of $650 for each regular and special Board committee meeting attended. Directors, other than Mr. Donahue and Mr. Winter, who serve on committees of the Board also receive $650 for each committee meeting attended. During 1994, Mr. Donahue received $12,500 per month for his services as Chairman of the Board of Directors of the Company. Effective January 1, 1995, Mr. Donahue began receiving $6,250 per month for his services as Chairman of the Board of Directors of the Company, plus the retainer and meeting fees described above. Pursuant to the CEO Employment Agreement, Mr. Winter does not receive any additional compensation for his services as a director of the Company. (See "Employment Contracts and Termination of Employment and Change-in-Control Arrangements"). Directors are reimbursed for reasonable expenses incurred in attending Board and committee meetings.

  Directors of the Company who are not employees of the Company or any subsidiary and who receive and retain (as opposed to transferring to their respective employers) a regular annual retainer ("Eligible Directors") may elect to receive stock options in lieu of or as partial payment of their annual retainer by participating in the Magma Copper Company 1989 Stock Option Plan for Non-Employee Directors (the "1989 Director Plan"). Elections to participate in the 1989 Director Plan for any given plan year (commencing each January 1) must be made by filing an irrevocable election with the Company at least five days prior to the first day of the fourth quarter immediately preceding the plan year to which the election relates. The election filed with the Company must indicate the amount of the retainer (which may be all or any 25% increment of the retainer) that the electing director desires to receive in options rather than cash. Currently, seven of the Company's nonemployee directors are eligible to participate in the 1989 Director Plan. Four directors elected to participate for the 1994 plan year, and five have elected to participate for the 1995 plan year. Options are granted quarterly to each eligible member who has elected to participate for the respective plan year. The exercise price of a 1989 Director Plan option is equal to 50% of the fair market value of the Common Stock at the date of grant. The number of shares subject to the options granted to a participant each quarter is equal to 25% of the amount of the annual retainer elected by the participant to be applied towards options in lieu of compensation for that plan year divided by the difference between the fair market value of the Company's Common Stock determined at the date of grant and the exercise price of the option.

  Options granted under the 1989 Director Plan may be exercised at any time during the period beginning on the date specified in the option agreement pursuant to which the options are granted (which date will be at least six months from the date of grant) and ending 20 years after the date of grant. Generally, if a participant ceases to be a director on account of retirement or for any other reason except death or total and permanent disability, such director's options will expire on the earlier of (i) the fifth anniversary of the date that the director ceased to be a member of the Board or (ii) the expiration date specified in the option agreement. If a director dies or becomes permanently and totally disabled during such five year period, such director's options will expire on the fifth anniversary of death or total and permanent disability unless by their terms they expire earlier. If a director dies or becomes permanently disabled while actively serving as a director, such director's options will expire on (i) the fifth anniversary of the date of death or total and permanent disability or (ii) the expiration date specified in the option agreement. On the effective date of the Merger each option to purchase Shares of the Company will be canceled by virtue of the Merger. In consideration of such cancellation, each option holder will receive a cash payment equal to the excess of $28.00 over the exercise price per Share of such option.

  The following table sets forth the Common Stock options received by Company directors in lieu of the elected portion of their respective annual retainers pursuant to the 1989 Director Plan for fiscal year 1994 (the most recent completed fiscal year of the Company). As of December 31, 1994, no options had been exercised. The individuals listed below are the only directors who have participated in the 1989 Director Plan for fiscal year 1994.

                                                               AVERAGE    FAIR
                                                     NUMBER OF EXERCISE  MARKET
DIRECTOR                                             SHARES(1) PRICE(2) VALUE(3)
--------                                             --------- -------- --------
J. R. Kennedy.......................................   2,040    $7.891   $16.50
T. W. Rollins.......................................     510    $7.891   $16.50
H. B. Sargent.......................................   1,149    $7.891   $16.50
H. W. Sundt.........................................   1,149    $7.891   $16.50

--------
(1) For Messrs. Kennedy, Rollins, Sargent, and Sundt, the number of options received represent 100%, 25%, 50%, and 50% of their respective annual retainers.
(2) The average exercise price is based upon shares granted on March 31, June 30, September 30, and December 31, 1994 with an exercise price of $7.063, $7.563, $8.688, and $8.250 respectively. On March 31, 1994, Messrs.
    Kennedy, Rollins, Sargent, and Sundt received 566, 142, 319, and 319 options, respectively. On June 30, 1994, Messrs. Kennedy, Rollins, Sargent, and Sundt received 529, 132, 298, and 298 options, respectively. On September 30, 1994, Messrs. Kennedy, Rollins, Sargent, and Sundt received 460, 115, 259, and 259 options, respectively. On December 31, 1994, Messrs. Kennedy, Rollins, Sargent, and Sundt received 485, 121, 273, and 273 options, respectively.
(3) The Fair Market Value equals the closing price of one share of the Company's common stock at December 31, 1994, as reported on the New York Stock Exchange--Composite Transactions.

  For fiscal year 1995, the above four directors and Mr. D. J. Donahue have participated in the 1989 Director Plan. Messrs. Kennedy, Rollins, Sargent, Sundt and Donahue will receive options for a total of 1,595, 417, 1,876, 938, and 1,250 shares, respectively, for fiscal year 1995.

  Under the Magma Copper Company 1992 Restricted Stock Plan for Non-Employee Directors (the "1992 Directors Plan"), each Eligible Director serving as a director on January 1 of any year receives an automatic grant of 1,000 shares of Common Stock at the beginning of each calendar year (except for 1992, for which year grants were issued on May 14, 1992, the date the Plan was approved by the Company's Shareholders). Such stock is nontransferable for a period of six months, and may be subject to other restrictions. On November 30, 1995, the 1992 Directors Plan Committee accelerated the vesting and removed the transfer restrictions on such restricted stock in connection with the consummation of the transactions contemplated by the Merger Agreement.

  As of December 1, 1995, each of Messrs. Cool, Donahue, Goth, Kennedy, Rollins, Sargent, Strauss, and Sundt have participated in the 1992 Directors Plan, and, pursuant to such plan, each of such persons has received aggregate grants of 4,000 shares of the Company's Common Stock. With respect to the shares granted to each of such directors, 1,000 were granted when the Company's closing stock price on the New York Stock Exchange was $11.25; 1,000 when such price was $14.25; 1,000 when such price was $13.00; and 1,000 when such price was $16.50. On January 2, 1996, each non-employee director will receive a grant of 1,000 Shares pursuant to the 1992 Directors Plan.

   EMPLOYMENT CONTRACTS AND TERMINATION OF EMPLOYMENT AND CHANGE-IN-CONTROL
                                 ARRANGEMENTS

       EMPLOYMENT AGREEMENT OF THE PRESIDENT AND CHIEF EXECUTIVE OFFICER

  In 1988, the Company executed a five year Employment Agreement (which has been amended to provide one-year extensions annually to 1997) (the "CEO Employment Agreement") with J. Burgess Winter, its President and Chief Executive Officer, providing for a one-time cash bonus of $100,000 and a grant of 18,900 Shares, plus a base salary of $260,000 per year. Pursuant to the CEO Employment Agreement, Mr. Winter is eligible to receive bonus payments based upon the Company's attainment of certain earnings goals. In 1994, Mr. Winter's base salary was increased to $550,000 per year and he received a bonus of $550,000 under the Company's Incentive Compensation Plan, which offsets any short-term bonus he would have received under the CEO Employment Agreement for services rendered during 1993. During 1994, Mr. Winter also received a long-term bonus of $222,917, and the restricted stock and option grants discussed above under "Executive Compensation." On November 21, 1995, the Compensation Committee approved an increase in Mr. Winters' annual base salary to $600,000 and awarded a cash bonus of $684,000. The 1993 Plan Committee also awarded Mr. Winter 125,000 options under the 1993 Plan. On November 30, 1995, the Board of Directors ratified the increase in salary and the cash bonus to Mr. Winter. Under the Magma Copper Company Chief Executive Officer Supplemental Retirement Plan (the "CEO Retirement Plan"), Mr. Winter will receive from the CEO Retirement Plan, and from all other retirement benefit plans established by the Company, a total benefit equal to 60% of his average compensation during the highest compensated three calendar years occurring in the last five calendar years of his employment. If Mr. Winter leaves the Company before the occurrence of the earlier of a change in control or his attainment of age 62, no benefit is payable. The CEO Employment Agreement further provides for disability, life insurance, and other fringe benefits, as well as pension benefits that are offset by the CEO Retirement Plan. The CEO Employment Agreement automatically terminates upon the death or long-term disability of Mr. Winter, and may be terminated by the Company for cause or by Mr. Winter at any time upon 120 days' written notice. The CEO Employment Agreement also contains a non-competition covenant which restricts Mr. Winter from engaging in certain competitive activities for two years following the termination of his employment with the Company.

  On November 11, 1993, the Board of Directors authorized the execution of a separate Retention and Severance Agreement with Mr. Winter (the "Retention and Severance Agreement") to provide certain benefits in the event of a change in control of the Company. This agreement became effective on December 22, 1993. A "change in control" is defined in the Agreement as: (i) a shareholder approval of a merger or consolidation with any other corporation, other than Warburg, Pincus in which the Company's shareholders prior to the change in control do not retain 65% or more of the voting power of the merged or consolidated company, (ii) the acquisition of 35% or more of the voting power of the Company's Common Stock by a party other than Warburg, Pincus; provided, however, that a change of control shall not be deemed to occur for so long as Warburg, Pincus continues to beneficially own at least 10% more of the combined voting power of the Company than such other party, unless a majority of the Board of Directors immediately prior to such acquisition shall have deemed a change in control to have occurred, (iii) a change in identity of the majority of the members of the Board of Directors, except in the case of such a change which both follows the acquisition by Warburg, Pincus of 51% or more of the voting securities of the Company and which is approved by a majority of the Board of Directors and the management executive committee prior to such acquisition, (iv) a sale of all or substantially all of the assets of the Company, (v) a transfer of all or substantially all of the Company's assets to a partnership or joint venture in which the Company's interest is 50% or less,
(vi) a complete liquidation of the Company, and (vii) the execution or approval by the Board of Directors of an agreement which would result in any of the foregoing.

  The benefits that are provided under the Retention and Severance Agreement in the event of a change in control include: (i) lost value compensation in the event that Mr. Winter is unable to freely exercise stock options or sell or exchange Common Stock acquired pursuant to restricted stock grants under the 1987 Plan, the 1989 Plan, or the 1993 Plan, or (ii) in the event that certain defined termination events occur following a change in control: (a) an extension, for a period of two years, of life, health and disability benefits,
(b) a pension supplement
equal to the amount Mr. Winter would have received had his pension benefits under the Company's regular retirement plan been increased on the basis of two additional years of service, (c) a lump-sum payment equal to three times the sum of Mr. Winter's base salary and his annual incentive compensation bonus, and (d) payment by the Company of any excise taxes imposed pursuant to Section 4999 of the Internal Revenue Code. Certain of these benefits are not payable under the Retention and Severance Agreement to the extent that they are provided for under other Company benefit plans.

  Additionally, the Retention and Severance Agreement provides Mr. Winter with retention benefits encouraging him to stay with the Company should a change in control occur. These retention benefits include: (i) the extensions of the term of the CEO Employment Agreement by two years during which Mr. Winter would continue to receive compensation at a rate comparable to his rate of compensation on the date of the change in control, (ii) payment of bonuses on the first and second anniversaries of the date of the change in control equal to 75% of the sum of his annual base salary (as defined in the Retention and Severance Agreement) and target annual incentive compensation bonus, and (iii) payment by the Company of any excise taxes imposed pursuant to Section 4999 of the Internal Revenue Code. The Retention and Severance Agreement has an initial three year term, and is automatically renewed for one year extensions unless proper notice is given by the Company that the agreement will not be extended. The execution of the Merger Agreement constitutes a change in control under the Retention and Severance Agreement.

                          OTHER EMPLOYMENT AGREEMENTS

  On November 11, 1993, the Board of Directors authorized the execution of employment agreements (the "Employment Agreements") with certain executives of the Company to replace employment agreements expiring on December 21, 1993. These Employment Agreements became effective December 22, 1993. All the Named Executive Officers, except Mr. Winter have entered into such agreements with the Company. Mr. Winter's comparable agreement, the Retention and Severance Agreement, is discussed above. The Employment Agreements provide for certain benefits to these executives upon the occurrence of a "change in control" of the Company. A "change in control" is defined as described under "Employment Agreement of the President and Chief Executive Officer".

  The benefits that are provided in the event of a change in control include:
(i) lost value compensation in the event that an executive is unable to freely exercise stock options or is unable to freely sell or exchange Common Stock acquired pursuant to restricted stock grants under the 1987 Plan, the 1989 Plan, or the 1993 Plan, or (ii) in the event that certain defined termination events occur following the change in control; (a) an extension, for a period of two years, of life, health, and disability benefits, (b) a pension supplement equal to the amount that the executive would have received had the executive's pension benefits under the Company's regular retirement plan been increased on the basis of two additional years of service, (c) a lump sum payment equal to two times the sum of the executive's base salary and the executive's annual incentive compensation bonus and (d) payment by the Company of any excise taxes imposed pursuant to Section 4999 of the Internal Revenue Code. Certain of these benefits are not payable under the Employment Agreements to the extent that they are provided under other Company benefit plans.

  Further, the Employment Agreements provide executives with retention benefits should a change in control of the Company occur. The retention benefits are designed to encourage the executives to remain with the Company following such a change in control and include: (i) the extension of the term of the Employment Agreements by two years during which each executive would continue to receive compensation at a rate comparable to his or her respective rate of compensation on the date of the change in control, (ii) payment of bonuses on the first and second anniversaries of the date of the change in control equal to 75% of the sum of the annual base salary and target annual incentive compensation bonus of the executive, and (iii) payment by the Company of any exercise taxes imposed pursuant to Section 4999 of the Internal Revenue Code. These Employment Agreements have an initial three-year term, and provide for automatic one-year extensions, unless proper notice is given by the Company that the Employment Agreements will not be extended. The execution of the Merger Agreement constitutes a change in control under the Employment Agreements.

                     OTHER CHANGE IN CONTROL ARRANGEMENTS

  The Named Executive Officers have received awards of stock options under the 1989 Plan and the 1993 Plan and restricted stock under the 1987 Plan and the 1989 Plan. In September 1995, the Company amended several of its benefit plans, including the 1993 Plan, the 1989 Plan, and the 1987 Plan, to conform the definition of the term "change in control". As a result of the amendments, "change in control" is defined as described under "Employment Agreement of the President and Chief Executive Officer."

  In the event of a change in control of the Company under the 1989 Plan and the 1993 Plan, the Committee may accelerate the exercise dates of any or all outstanding stock options and the vesting dates of any restricted stock, and may grant stock appreciation rights to holders of stock options. The execution of the Merger Agreement constitutes a change in control under these plans. The Committees overseeing these plans have accelerated the vesting of all restricted stock in connection with the transactions contemplated by the Merger Agreement. In addition, on the effective date of the Merger, each option to purchase Shares of the Company will be canceled by virtue of the Merger. In consideration of such cancellation, each option holder will receive a cash payment equal to the excess of $28.00 over the exercise price per Share of such option.

  Under the Company's Supplemental Plan and Deferred Compensation Plan, in the event of a change in control, the accrued benefits of participants must be fully funded in the trusts maintained in connection with these plans. In September 1995, the Company amended the Supplemental Plan and Deferred Compensation Plan, to conform the definition of the term "change in control" to the definition set forth above under "Employment Agreement of the President and Chief Executive Officer." The execution of the Merger Agreement constitutes a change in control under these plans.

  The Company's Long-Term Plan provides for vesting in at least 100% of the cycle's target award prorated for years of participation as of the date of a change in control. A "change in control" is defined as described above under "Employment Agreement of the President and Chief Executive Officer." The execution of the Merger Agreement constitutes a change in control under this plan. In any event, because the current plan cycle will end on December 31, 1995, all benefits for such cycle will have accrued, even in the absence of the change in control, as of such date.

  Under the CEO Retirement Plan, in the event of a change in control followed by involuntary termination not due to cause or by voluntary separation following a substantial pay reduction or demotion, the participant is entitled to a normal retirement benefit, regardless of attained age. In September 1995, the Company amended several of its benefit plans, including the CEO Retirement Plan, to conform the definition of the term "change in control." As a result of the amendment, "change in control" is defined as described above under "Employment Agreement of the President and Chief Executive Officer." The execution of the Merger Agreement constitutes a change in control under the CEO Retirement Plan.

            COMPENSATION COMMITTEE REPORT ON EXECUTIVE COMPENSATION

  The Company's Compensation Committee (the "Committee") submitted the following report on February 16, 1995 for fiscal year 1994. The report does not reflect any changes in compensation policy since that date or that would occur in connection with the Merger.

  The Committee comprised primarily of independent members of the Company's Board of Directors, closely oversees executive compensation programs at the Company. The Committee believes that these programs should coordinate executive actions with well-defined strategic goals. Accordingly, the Company's compensation programs are designed to:

  * Create an on-going focus by management on key internal performance measures that drive shareholder value

  * Make a significant portion of pay dependent upon the attainment of specified goals in order to better link compensation with performance

  * Attract, develop, and retain high-quality executives with competitive compensation opportunities

  * Provide a strong financial incentive for meeting and exceeding performance goals

  * Create a balance between short-term performance measures and long-term strategic direction and decisions through long-term incentives linked to share value

  The discussion that follows describes the performance results that influenced the Committee's compensation decisions and the various components of the compensation programs.

                              PERFORMANCE RESULTS

  In its evaluation of the performance and its decisions regarding the incentive compensation of J. Burgess Winter, the Chief Executive Officer of the Company, and the Company's other executives, the Committee has taken into account management's success in improving financial and operating performance as shown in the tables below, the Company's success in the environmental permitting for, and the commencement of construction at, the new Robinson mining operation near Ely, Nevada, and the successful acquisition from the Peruvian government of the Tintaya mine, located in Southern Peru.

                               PRODUCTION TABLE

                           PRODUCTION UP 6% IN 1994
                     (POUNDS OF COPPER CATHODE, MILLIONS)

                                              1988 1989 1990 1991 1992 1993 1994
                                              ---- ---- ---- ---- ---- ---- ----
Magma Source Production...................... 335  350  470  515  544  561  596
Custom Smelting & Refining................... 165  186  206  188  224  218  223

                            PRODUCTION COSTS TABLE

                           COSTS DECLINE 12% IN 1994

                                              1988 1989 1990 1991 1992 1993 1994
                                              ---- ---- ---- ---- ---- ---- ----
Net cash cost per pound(1)................... .78  .72  .73  .71  .66  .66  .58
Productivity(2).............................. 353  390  472  506  567  592  653
Cost Excluding Rains(1)......................                     .66  .63  .58

--------
(1) Net cash operating cost per pound
(2) Pounds per manshift

  Two key measures of the Company's operating performance are productivity and operating cost. The Company has shown dramatic improvement in each of these areas in recent years. During the six years ended December 31, 1994, productivity, as measured in pounds of copper produced per manshift, has increased by 85% and net operating costs decreased from 78 cents (96 cents adjusted for inflation) to 58 cents per pound. During 1994, the Company set a goal of net cash operating costs of less than 60 cents per pound. This goal was realized when average operating costs were reduced from 66 cents per pound in 1993 to 58 cents per pound in 1994. During this same time, productivity increased by 6%. The Committee believes that these continued improvements are due to the development of the Company's high performance workforce, the cultural transformation of the Company, technological improvements, and the judicious use of capital.

  The Company's net income of $87.4 million in 1994 was the highest in its history. The record income can, in large part, be attributed to the combination of growth and cost reduction programs put in place by the Company's management team, the favorable price of copper, and an increase in source copper of more than 7%, or 38 million pounds, in 1994 over 1993 levels. Before the reorganization of the Company's management team in 1988, the Company's common stock was trading in the range of $5 to $6 per share, and its market capitalization was approximately $220 million. The Company's stock typically traded in the range of $15 to $17 per share during 1994 (with a peak price of $18.875), and market capitalization (on a fully-diluted basis) now exceeds $1 billion. During 1994, the Company's market capitalization increased by approximately $225 million.

  The Committee also evaluates management's performance in the development of new strategic growth opportunities. During 1994 strategic growth projects included the ongoing exploration, development, and construction of the Robinson property in Nevada, the development of the Kalamazoo Mine near San Manuel, Arizona, and the expansion of the Company's smelting and refining facilities. These projects represent significant progress toward the Company's long-term goals of increasing ore reserves and production while decreasing costs. Management's goal of acquiring low-cost international orebodies to increase the Company's reserves was partially fulfilled by the acquisition of the Tintaya mine from the Peruvian government on November 29, 1994. The Tintaya operation is expected to produce at least 125 million pounds of copper in 1995 at an estimated cost of approximately 60 cents per pound, which is expected to have an immediate positive impact on the Company's financial results. The Tintaya mine contains excellent exploration potential which the Company intends to pursue over the next several years. Additionally, management expects significant operational improvements from the Tintaya mine which should result in production increases and costs decreases.

  Based on an evaluation of the above factors, it is the Committee's belief that the Company's executives continue to demonstrate great success in achieving improvements in short- and long-term financial performance, and in making significant progress toward achieving the Company's growth objectives. The Company's compensation policies, plans, and programs are designed to focus management on these objectives and to reward management for accomplishing these goals.

                          COMPONENTS OF COMPENSATION

  The Company bases total compensation levels for its executives on pay practices in its competitive labor market. The competitive labor market is comprised of a group of companies that are either direct competitors, natural resource companies, or industrial companies with similar sales volumes. Several of the companies included in the S&P Metals Index are also included.

  The key components of the Company's executive compensation program are base salary, annual incentives, and long-term incentives. These components are discussed individually below.

                                 BASE SALARIES

  The Company deliberately sets base salaries slightly below the comparative labor market levels but provides competitive total compensation awards when superior performance goals are met. Using this philosophy, the Company effectively links pay to both short- and long-term performance.

  Base salaries typically account for approximately 40% of the compensation package for executives, while 60% is dependent upon the achievement of specified Company goals. Salary increases depend upon the following factors: responsibility level, individual performance, experience level, internal equity, and external or competitive pay practices. The Committee reviews survey data on the competitive labor market prior to recommending base salary increases.

  The base salaries of the Named Executive Officers in 1994 were based upon the preceding factors and, in some cases, on market-based adjustments. Market-based adjustments were made in 1994 to bring base salaries to a more competitive level, yet consistent with the Company's philosophy of slightly lower-than-market base salaries.

                               ANNUAL INCENTIVES

INCENTIVE COMPENSATION PLAN

  The Company's Incentive Compensation Plan (the "ICP") provides key employees with a significant financial incentive (targeted on average at approximately 20% of their total compensation) for meeting annual performance targets at the corporate, business unit, and individual levels. These performance targets relate to operating efficiencies, productivity, and cash flow, as well as other individual performance measures. Corporate measurements include reduction in cost per pound of copper produced, increases in productivity, pounds of copper produced, and after-tax cash flows, and account for 50% of the target bonus of corporate participants and

30% of the target bonus of divisional participants. The business unit targets are comprised of similar measurements related to business unit and account for 30% of the target bonuses for divisional participants. Individual performance measures consist of specific projects, strategic business plan targets, and performance objectives separately developed for each key employee. While the objectives vary for each individual, in every case they are intended to measure the individual's own contributions toward the attainment of the key business objectives that impact the corporate measurements described above. Individual performance measures account for 50% of the target bonus for corporate participants and 40% of the target bonus for divisional participants. Copper price is excluded from the cash flow performance measure in order to focus management on performance factors that they are able to impact and in order to preclude a "windfall" as a result of positive changes in copper price level.

 In 1994, most of the targets established for the Company's executive officers were exceeded. Budgeted levels of corporate performance measurement targets were slightly exceeded with respect to cost per pound of copper produced, productivity, and pounds of copper produced. The after-tax cash flow budgeted target for 1994 was substantially exceeded. The after-tax cash flow target comprises 50% of the corporate performance measurement, with the other listed factors, equally weighted, comprising the other 50% of the corporate measurement. Levels of achievement at the acceptable (but below target), target, and above target levels are calculated for each corporate performance measure. The chosen corporate measurement factors have been determined by the Committee to reflect the most critical elements in the overall financial success of the Company, other than copper price. After-tax cash flows, as a measurement target, act to balance the commitment of resources to achieve cost, productivity, and production targets. Copper price is not considered because the Company has no control over world-wide copper prices.

  The ICP is designed to complement the performance goals of the Company's gainsharing program, in which all employees at the operating divisions participate. Together, these plans enable the Company to share employee-driven productivity gains and to strive for continuous improvement.

  The Committee reviews performance targets under the ICP to ensure that they relate to shareholder value improvement over the long-term. The Committee also approves payouts made under the ICP to the Named Executive Officers and the total contribution level for all participants.

                             LONG-TERM INCENTIVES

  Long-term incentives are provided pursuant to the Company's Long-Term Incentive Plan (the "Long-Term Plan") in the form of performance shares and under the Company's stock option and stock award plans in the form of stock options. In order to focus executives on the long-term shareholder improvement measures, approximately 40% of executive compensation is targeted through long-term incentives.

LONG-TERM INCENTIVE PLAN

  The Long-Term Plan was initiated in 1993 to create a balance between the focus on short-term productivity measures inherent in the ICP and long-term performance targets and strategic goals. The purpose of the Long-Term Plan is to:

  * Focus top management on key internal performance measures that drive improvement in shareholder value
  * Balance the short-term focus of the Incentive Compensation Plan
  * Provide significant rewards for successful performance
  * Retain the key management team
  * Create a strong link to increased shareholder value

  Performance is measured over three year cycles. The first cycle began January 1, 1993 and ends December 31, 1995. A second cycle will begin on January 1, 1996 and end on December 31, 1998.

  Performance shares are granted to participants at the beginning of the performance period. Each participant has a target award expressed as a percentage of base salary (from 40% of annual base salary to 70% depending upon the impact level of the position). The target number of performance shares awarded to each participant is determined by dividing the target award dollar amount (base salary (x) target award percentage) by the average stock price in the year preceding commencement of the cycle. The average stock price for 1994 was $16.19. Shares are earned annually based upon achievement of pre-set performance targets. However, shares do not vest until the end of the performance cycle, thus serving as a retention device. Also, there is a strong tie to shareholder value as a result of the awarding of performance shares, as cash value is based upon average share values for the last year of the cycle.

  The performance measurements focus the executive on targets which create long-term shareholder value. Unlike the ICP, the Long-Term Plan does not utilize individual performance measures. The Company's strategic plan, which is approved by the Board of Directors, serves as the guideline to create specific goals. The measures used include cash cost per pound of copper produced, pounds of production, and cash flow return on investment. The performance measurements are weighted as follows: (i) cash cost per pound-- 40%, (ii) pounds of production--30%, and (iii) cash flow return on investment--30%. Actual performance share awards range from zero to two times the target award based upon achievement of pre-set targets for each performance measurement. Each of the budgeted target objectives corresponding to these performance measurements was exceeded for 1994.

STOCK OPTIONS

  Stock options granted by the Company are intended to directly link executive and shareholder interests. Because stock options granted by the Company typically vest over a period of three years from the date of the grant, they also serve as a retention device. The Company's key executives have been awarded stock options annually, based on the following factors: responsibility level, current compensation, competitive practice, and the Company's goal of motivating and recognizing superior performance and potential through above-market compensation opportunities. Options held by individuals are not considered when making additional awards.

  In general, the most significant factor, in terms of the numbers of the options granted, is the executive's responsibility level, as it is the judgment of the Committee that the other listed factors are directly related to each executive's responsibility level. In some cases, options may also be granted in order to induce the employment of potential new executives or high level managers. Options may be periodically awarded to recognize superior performance.

  Stock options are typically awarded at a discount to the market value on the grant date. The Company calculates competitive option-award sizes as if they were issued at fair market value and then reduces the number of options actually awarded to reflect the value of the discount. The size of the award to any employee may also be adjusted to reflect the relative performance and potential contribution to the Company within the group nominated to receive an option award.

RESTRICTED STOCK

  In 1994, the Named Executive Officers were issued restricted stock grants as described in the Summary Compensation Table with a vesting schedule described therein. The Committee recommended the stock grants to assure that the total compensation of the Named Executive Officers remained competitive, and as a retention device. The amount of the grants was coordinated with the stock options described above. The criteria for grant awards were the same as described above under "Long-Term Incentive--Stock Options."

                               CEO COMPENSATION

  Since Mr. Winter joined the Company in August 1988, the Company has progressed from being a high-cost producer to being recognized as a leader in terms of strategic, operating, financial, and human resources practices, and performance and, increasingly, a lower cost producer. The leadership of Mr. Winter, as well as his executive team, continues to be a driving force in the Company's accomplishments. While Mr. Winter receives a competitive base salary, 66% of his compensation is at risk in the form of short- and long-term incentives. These incentives are intended to link compensation with shareholder interests.

  In 1994, Mr. Winter's base salary was increased to $550,000, and he received an incentive compensation bonus of $550,000. Mr. Winter was also awarded a long-term bonus of $222,417. In making these salary and bonus recommendations, the Compensation Committee considered the Company's outstanding performance in 1994 in terms of profitability, the dramatic improvement in the productivity and certain operating factors set forth above, the achievement of certain strategic goals, and the outstanding leadership that Mr. Winter has provided in assembling a world-class management team. Mr. Winter's salary and bonus are determined based upon a recommendation from the Compensation Committee and approval by the Board of Directors.

  Mr. Winter also participates in the ICP and the Long-Term Plan with other executives. Pursuant to these plans Mr. Winter was awarded 162,400 stock options at a 25% discount to market during 1994, and a restricted stock grant of 36,365 shares of the Company's Common Stock on November 16, 1994. In determining these grants, the Compensation Committee considered the same factors and assigned the same weights as described under the captions "Long-Term Incentives--Long-Term Incentive Plan" and "Long-Term Incentives--Stock Options" set forth above. Mr. Winter is also covered under the CEO Retirement Plan, which is designed to encourage him to remain active with the Company until at least age 65.

          COMPLIANCE WITH SECTION 162(M) OF THE INTERNAL REVENUE CODE

  Section 162(m) of the Internal Revenue Code limits the corporate income tax deduction for compensation paid to the Named Executive Officers to $1 million each, unless certain requirements are met. The Compensation Committee has reviewed the impact of this new tax code provision on the current compensation package for executives. Under the proposed regulations, transition rules relating to the Company's stock-based compensation plans preclude compensation under such plans from being subject to the deduction limit. As of the date of the report there is no definitive guidance in the form of final regulations. Accordingly, the Compensation Committee will continue to review the impact of this tax code section and anticipates making appropriate recommendations to the Board in the future.

  The foregoing report has been furnished by the following persons who were members of the Compensation Committee of the Company's Board of Directors in fiscal year 1994:

  H.W. Sundt, Chairman                    T.W. Rollins
  J.R. Cool                               S.D. Strauss
  D.J. Donahue                            J.L. Vogelstein
  J.W. Goth

    LIABILITY AND INDEMNIFICATION OF OFFICERS AND DIRECTORS OF THE COMPANY

  The Restated Certificate of Incorporation of the Company limits the personal liability of directors to the Company or its stockholders for monetary damages for breach of the duty of care. The Company's Bylaws provide for the indemnification of certain individuals, including the Company's directors and officers, by the Company in the event of personal liability or expenses incurred by them as a result of certain litigation against them. The provisions of the Restated Certificate of Incorporation limiting the personal liability of the Company's directors are consistent with Section 102(b)(7) of the Delaware General Corporation Law which is designed, amongst other things, to encourage qualified individuals to serve as directors of Delaware corporations by permitting Delaware corporations to include in their certificates of incorporation a provision limiting or eliminating directors' liability for monetary damages for breach of the duty of care.

                CERTAIN RELATIONSHIPS AND RELATED TRANSACTIONS

 Transactions with Warburg, Pincus

  The Company has entered into certain relationships and agreements with Warburg, Pincus which, as of December 1, 1995, owned approximately 35.8% of the Company's outstanding Common Stock. For a description of these relationships and agreements, see "Executive Compensation--Compensation Committee Interlocks and Insider Participation" above.

 Other Transactions and Relationships

  Section 16(a) of the Securities Exchange Act of 1934 requires the Company's executive officers and directors and persons who own more than 10% of the Common Stock of the Company to file reports of ownership and changes in ownership with the Securities and Exchange Commission and to furnish the Company with copies of these reports. Based on the Company's review of the copies of these reports received by it, the Company believes that all filings required to be made by the reporting persons for 1994 were made on a timely basis.

                                   SCHEDULE I
                            TO INFORMATION STATEMENT

                 INFORMATION CONCERNING THE PURCHASER DESIGNEES

                                        PRESENT PRINCIPAL OCCUPATION OR EMPLOYMENT AND
  NAME                                   FIVE-YEAR EMPLOYMENT HISTORY AND CITIZENSHIP
  ----                                  ----------------------------------------------
Glen F. Andrews..................  Mr. Andrews, a Canadian citizen, has been Chairman of the Board of Ok Tedi Minning Ltd., a BHP subsidiary,
                                   since 1993 and he served as Managing Director of the
                                   same entity from January 1992 to July 1994. He has been
                                   Senior Vice President and Group General Manager of BHP
                                   Copper from 1992. He was Group Consultant of BHP-Utah
                                   Minerals from 1990 to 1992. Mr. Andrews also serves as
                                   a director of various other BHP subsidiaries and
                                   affiliates.
Robert N. Hickman................  Mr. Hickman, a U.S. citizen, has been Senior Vice
                                   President and Group General Manager--New Business
                                   Development for BHP Minerals since January 1992. From
                                   July 1988 to December 1991 he was President of Minera
                                   Escondida Limitada, a copper mining company in Chile
                                   and a subsidiary of BHP. Mr. Hickman has also served as
                                   a director and officer of various other BHP
                                   subsidiaries and affiliates in the last five years.
Ross N. James....................  Mr. James, an Australian citizen, has been Senior Vice
                                   President and Group General Manager--Human Resources
                                   for BHP Minerals since April 1994. He served as
                                   Manager--Human Resources for BHP Minerals from January
                                   1992 to April 1994. He was Manager-- Human Resources
                                   for the Slab & Plate Production Division of BHP Steel
                                   from November 1989 to January 1992.
T. Rognald Dankmeyer.............  Mr. Dankmeyer, a U.S. citizen, is a director and Vice
                                   President of Purchaser. He is also a Vice President of
                                   Sub. He has been Senior Vice President and General
                                   Counsel of BHP Minerals for more than five years.
Donald E. Egan...................  Mr. Egan, a U.S. Citizen, is a director and President of Purchaser. He has been Manager of Planning and
                                   Development of BHP Copper since January 1995. From 1993
                                   to 1995 he served as Manager of Strategic Planning at
                                   BHP Minerals. From 1992 to 1993 Mr. Egan served as Vice
                                   President, Finance of Minera Escondida Limitada
                                   ("Escondida"), a Chilean mining company and subsidiary
                                   of BHP. From 1990 to 1992, Mr. Egan was Vice President,
                                   Marketing of Escondida.
Stefano Giorgini.................  Mr. Giorgini, an Australian citizen, is a director and
                                   Vice President of Purchaser. He has been Manager of
                                   Finance, New Business Development of BHP Minerals since
                                   February 1995. From 1991 to 1995 he served as Manager
                                   of Finance of Long Products, a division of BHP Steel.
                                   From 1989 to 1991, he was a Senior Financial Analyst of
                                   BHP Steel. Since 1991, Mr. Giorgini has served as the
                                   director of several BHP subsidiaries.

                              PRESENT PRINCIPAL OCCUPATION OR EMPLOYMENT AND
  NAME                         FIVE-YEAR EMPLOYMENT HISTORY AND CITIZENSHIP
  ----                        ----------------------------------------------
A. E. Michael Anglin.... Mr. Anglin, a U.S. citizen, has been Manager,
                         International Business Development, of BHP Minerals
                         since 1994. From 1992 to 1994 he was Manager, Business
                         Development, of BHP Minerals. From 1990 to 1992 he was
                         Chief Engineer, Minera Escondida Limitada, a Chilean
                         mining company and subsidiary of BHP.
David J. Wood........... Mr. Wood, an Australian citizen, has been Manager,
                         Finance, for BHP Copper since 1992. From 1989 to 1991
                         he was Manager, Finance and Planning, for BHP Minerals.
                         Mr. Wood also serves as a director of various BHP
                         subsidiaries and affiliates.
Daniel H. Payne......... Mr. Payne, a U.S. citizen, is a director of Sub and several other BHP subsidiaries. He has been the Vice
                         President, Taxation of BHP Minerals for the last five
                         years.

                                      S-2